UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number 001-43484

GOWell Energy Technology

(Translation of registrant’s name into English)

1 BULIM LANE 2 #04-51/54

648110 Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 21, 2026, GOWell Energy Technology (Nasdaq: GOW) (the “Company”) issued a press release (the “Press Release”) announcing the unaudited financial results of GOWell Technology Limited, a Cayman Islands exempted company and the principal operating subsidiary of the Company (the “Operating Subsidiary”), for the six months ended June 30, 2026. A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Report”).

In connection with the issuance of the Press Release, the Company has elected to furnish (i) the unaudited condensed consolidated interim financial statements of the Operating Subsidiary as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, as Exhibit 99.2 to this Report, and (ii) the unaudited condensed consolidated interim financial statements of the Company as of June 30, 2026 and for the six months ended June 30, 2026, as Exhibit 99.3 to this Report.

The information in this Report, including Exhibits 99.1, 99.2, 99.3 and 99.4, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description
99.1	GOWell Energy Technology press release, dated October 21, 2026
99.2	Unaudited condensed consolidated interim financial statements of GOWell Technology Limited as of June 30, 2026, and for the six months ended June 30, 2026 and 2025
99.3	Unaudited condensed consolidated interim financial statements of GOWell Energy Technology as of June 30, 2026, and for the six months ended June 30, 2026
99.4	Investor Presentation of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2026	GOWell Energy Technology

	By:	/s/ Guillaume Borrel
		Name:	Guillaume Borrel
		Title:	Chief Executive Officer

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